DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the only class of outstanding securities of Omega Healthcare Investors, Inc., a Maryland corporation (“Company,” “we,” “us” and “our”), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is our common stock, par value $0.10 per share (“Common Stock”).

The following description of the material terms of our Common Stock is qualified by reference to the provisions of our Articles of Amendment and Restatement (as amended, the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.

Common Stock

We are authorized to issue 350,000,000 shares of Common Stock. All shares of our Common Stock participate equally in dividends payable to stockholders of our Common Stock when and as declared by our board of directors and in net assets available for distribution to stockholders of our Common Stock on liquidation or dissolution; have one vote per share on all matters submitted to a vote of the stockholders; and do not have cumulative voting rights in the election of directors. All of our outstanding shares of Common Stock are fully paid and non-assessable. Holders of our Common Stock do not have preference, conversion, exchange or preemptive rights. We may issue additional shares of authorized Common Stock without stockholder approval, subject to applicable rules of the NYSE.

Preferred Stock

We are authorized to issue 20,000,000 shares of our preferred stock, par value $1.00 per share (“Preferred Stock”). Under our Charter, our board of directors has the authority to authorize from time to time, without further stockholder action, the issuance of shares of our Preferred Stock, in one or more series as the board of directors shall deem appropriate, and to fix the rights, powers and restrictions of the Preferred Stock by resolution and the filing of an amendment to our Charter, including but not limited to the designation of the following:

•	the number of shares constituting such series and the distinctive designation thereof;
•	the voting rights, if any, of such series;
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the rate of dividends payable on such series, the time or times when such dividends will be payable, the preference to, or any relation to, the payment of dividends to any other class or series of stock and whether the dividends will be cumulative or non-cumulative;

•	whether there shall be a sinking or similar fund for the purchase of shares of such series and, if so, the terms and provisions that shall govern such fund;
•	the rights of the holders of shares of such series upon the liquidation, dissolution or winding up of the Company;
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the rights, if any, of holders of shares of such series to convert such shares into, or to exchange such shares for, shares of any other class or classes or any other series of the same or of any other class or classes of equity shares, the price or prices or rate or rates of conversion or exchange, with such adjustments thereto as shall be provided, at which such shares shall be convertible or exchangeable, whether such rights of conversion or exchange shall be exercisable at the option of the holder of the shares or the Company (or both) or upon the happening of a specified event, and any other terms or conditions of such conversion or exchange; and

•	any other preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of such series.

Except as otherwise provided in any prospectus supplement or articles supplementary, all shares of the same series of Preferred Stock will be identical to each other share of said stock. The shares of different series may differ, including as to ranking, as may be provided in our Charter, or as may be fixed by our board of directors as described above. We may from time to time amend our Charter to increase or decrease the number of authorized shares of Preferred Stock.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of Common Stock or Preferred Stock without stockholder approval, subject to applicable rules of the NYSE, for a variety of corporate purposes, including raising additional capital, corporate acquisitions, the payment of dividends and employee benefit plans. The existence of unissued and unreserved common and Preferred Stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of the Company through a merger, tender offer, proxy contest or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also use additional shares to dilute the stock ownership of persons seeking to obtain control of the Company.

Restrictions on Ownership and Transfer

To qualify as a “real estate investment trust” (“REIT”) under the Internal Revenue Code of 1986 (as amended, the “Code”), we must satisfy a number of statutory requirements, including a requirement that no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined by the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, if we, or an actual or constructive owner of 10% or more of us, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent we receive (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. Our stock must also be beneficially owned by 100 or more persons during at least 355 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Our Charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the ownership limit. Our Charter also prohibits any person from:

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beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

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beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to fail to qualify as a REIT (including, but not limited to, beneficial or constructive ownership that would cause us to actually or constructively own interests in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); or

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transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

We refer to these restrictions, collectively, as the “ownership limits.” Subject to certain limitations, our board of directors may, in its sole discretion, prospectively or retroactively, exempt one or more persons from the ownership limits, on such terms and subject to such conditions as our board of directors may require.

Our Charter requires that any person who acquires or attempts to acquire shares of our stock in violation of the ownership limits give immediate, or in the event of a proposed or attempted transfer, at least 15 days’ prior, written notice to us. Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be void ab initio. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits (or any expected holder limit) or result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by the Company or any successor trustee thereof. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which the trustee will exercise for the exclusive benefit of the charitable beneficiary of the trust.

The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on ownership and transfer of our stock, then the transfer of the shares will be void ab initio. Any dividend or other distribution paid prior to our discovery that the shares had been automatically transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void ab initio any vote cast by a proposed transferee prior to our discovery that the shares have been transferred to the trust; and
•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a gift or devise, the market price at the time of such gift or devise) and (2) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer for a period of twenty (20) days after the later of (1) the date of the violative transfer or other event that results in a transfer to the trust and (2) if no notice of a transfer of shares to the trust is received by us, the date we determine in good faith that a violative transfer or other event that results in a transfer to the trust has occurred. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the proposed transferee. Any amounts received by the trustee in excess of the amounts paid to the proposed transferee will be paid to the charitable beneficiary.

If we do not purchase the shares held in trust, the trustee must sell the shares to a person designated by the trustee who could own the shares without violating the ownership limit and the other restrictions on ownership and transfer of our stock contained in our Charter. After selling the shares, the trustee must distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares (or, in the case of a gift or devise, the market price at the time of such gift or devise) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder or as may be requested by our board of directors in its sole discretion) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

Certain Corporate Anti-Takeover Provisions

The following is a description of certain provisions included in our Charter, Bylaws and Maryland law that may have the effect of discouraging unilateral tender offers or other takeover proposals that stockholders might deem to be in their interests or in which they might receive a substantial premium. Our board of directors’ authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. The following provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of our Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. Our board of directors believes, however, that these provisions may help assure fair treatment of our stockholders and preserve our assets. These provisions may require persons seeking control of the Company to negotiate with our board of directors regarding the price to be paid for our shares required to obtain control, promote continuity and stability, and enhance the Company’s ability to pursue long-term strategies.

Charter and Bylaws

Our Charter and Bylaws contain certain provisions, including the provisions described below, that may discourage certain types of transactions that involve an actual or threatened change of control of us. Since the terms of our Charter and Bylaws may differ from the general information we are providing, you should only rely on the actual provisions of our Charter and Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.

Size of Board. Our Charter specifies that the number of directors shall be six, which number may be increased or decreased as provided in the Bylaws, but shall not be less than five nor more than thirteen.

Election of Directors. A director is generally elected by the vote of a majority of the votes cast at the meeting at which the election is held, except that, in case of a contested election, directors are elected by the vote of a plurality of the votes present in person or represented by proxy at the meeting. For one of our stockholders to nominate a candidate for director, our Bylaws require that such stockholder give timely notice to us in advance of the meeting. Ordinarily, the stockholder must give notice not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting. The notice must describe various matters regarding the nominee, the stockholder giving the notice and the beneficial owner on whose behalf the nomination is made. Our Charter does not permit cumulative voting in the election of directors. Accordingly, the holders of a majority of the then-outstanding shares of Common Stock can elect all of the directors of the class then being elected at that meeting of stockholders.

Removal of Directors. Our Charter and Bylaws provide that stockholders may remove a director only “for cause” and with the affirmative vote of not less than two-thirds of the-then outstanding shares of our capital stock entitled to vote, subject to any rights of holders of any outstanding series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances.

Filling Vacancies. Our Bylaws provide that any vacancies on the board of directors, including vacancies by reason of an increase in the number of directors, whether or not sufficient to constitute a quorum, may be filled by a majority vote of the directors then in office even if the remaining directors do not constitute a quorum.

Limitations on Stockholder Action by Written Consent. Our Bylaws provide that, except for the election of directors, action may be taken without a meeting of stockholders only if all of the stockholders entitled to vote with respect to the subject matter thereof consent in writing or by electronic transmission to such action being taken or (in respect to the adoption of new Bylaws or the amendment or repeal of the existing Bylaws) by a written consent of the holders of a majority of the outstanding shares entitled to vote. The election of directors may not be undertaken by written consent.

Limitations on Calling Stockholder Meetings. Under our Bylaws, special meetings of the stockholders may be called by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or president, or, subject to the satisfaction of certain procedural and informational requirements by the stockholders requiring the meeting, by our secretary upon written request of holders of not less than a majority of the votes entitled to be cast on the business proposed.

Advance Notice Bylaw; Proposal and Nomination Information Requirements. For a stockholder to bring a proposal before an annual meeting, including director nominations, our Bylaws require that the stockholder give timely notice to us in advance of the meeting. Ordinarily, the stockholder must give notice at least 90 days but not more than 120 days before the first anniversary of the preceding year’s annual meeting. Each proponent of a matter to be considered at a stockholder meeting and each stockholder nominating a director must furnish certain information, including his or her ownership of Common Stock, options or any short positions related to our Common Stock and any fees such proponent stands to earn based on the value of the Common Stock or derivatives related to the Common Stock. Each director nominated by a stockholder must certify that he or she is not a party to, and will not become a party to, any agreement with any person or entity in connection with service or action as a director. Such director nominee must also submit a completed director questionnaire provided by us.

Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for stockholder action in accordance with the provisions of applicable law.

Certain Amendments to our Charter and Bylaws. The provisions of our Charter governing certain business combinations and governing ownership limitations and excess shares may not be amended without the board declaring the amendment advisable and the approval of 80% of the outstanding shares of our capital stock entitled to vote. Our Bylaws may be amended, altered, changed or repealed by (1) a majority of all the outstanding shares of capital stock entitled to vote, unless the Bylaws provide that a higher voting requirement applies, or (2) a majority of our board of directors.

Business Combinations. Our Charter requires that, except in some circumstances, “business combinations” between us and a beneficial holder of 10% or more of our outstanding voting stock, which we refer to as a Related Person, be approved by the affirmative vote of at least 80% of our outstanding voting shares. A “business combination” is defined in our Charter as:

•	any merger or consolidation of the Company with or into a Related Person;
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any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “Substantial Part” (as defined below) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person;

•	any merger or consolidation of a Related Person with or into the Company;
•	any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company;
•	the issuance of any of our securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person; and
•	any agreement, contract or other arrangement providing for any of the transactions described above.

The term “Substantial Part” means more than 10% of the book value of our total assets as of the end of our most recent fiscal year ending prior to the time the determination is being made.

Maryland Law

Maryland “Unsolicited Takeovers” under Subtitle 8 of Title 3. The “Unsolicited Takeovers” provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its Charter or Bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the Charter or Bylaws, to any or all of five provisions:

•	a classified board of directors;
•	a two-thirds vote requirement to remove a director;
•	a requirement that the number of directors be fixed only by a vote of directors;
•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full terms of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of stockholders.

We have elected to be subject to the requirement that a vacancy on the board of directors be filled by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred. Accordingly, the stockholders may not fill any vacancy upon the board of directors.

Pursuant to a resolution of the board, we have elected to affirmatively opt out of Section 3-803 of the MGCL, which permits the board of directors of a Maryland corporation to divide its board into classes without stockholder approval. The board resolution is irrevocable unless it is first approved in the same manner as an amendment to the Charter, which would require the approval of the Company’s stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter.

The other Subtitle 8 elections are not currently relevant to us because existing provisions in our Charter and Bylaws (unrelated to Subtitle 8) already make us subject to the two-thirds vote requirement for removing a director, a requirement that the number of directors be fixed only by a vote of directors, and a majority requirement for the calling of a special meeting of stockholders. Subject to the voting requirements described herein, we retain our right to opt in to any of the other provisions of Subtitle 8.

Maryland Business Combination Act. Pursuant to Section 5.09 of our Charter, we have opted out of Maryland’s statutory “business combination” provisions under the Maryland Business Combination Act. Nevertheless, we cannot assure you that our board of directors will not decide in the future to adopt a resolution electing to be subject to the statutory business combination provisions. An alteration or repeal of the Charter’s “opt out” provision, however, would not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

If we were to opt into the Maryland Business Combination Act, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, would be prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

For a description of the Business Combinations provision included in our Charter, see “Charter and Bylaws -Business Combinations” above.

Maryland Control Share Acquisition Act. Pursuant to Section 5.09 of our Charter, we have opted out of Maryland’s statutory “control share acquisition” provisions under the Maryland Control Share Acquisition Act. Nevertheless, we cannot assure you that our board of directors will not decide in the future to adopt a resolution electing to be subject to the statutory control share acquisition provisions. An alteration or repeal of the Charter’s “opt out” provision, however, would not have any effect on any control share acquisitions that have been consummated or upon any agreements existing at the time of such modification or repeal.

The Maryland Control Share Acquisition Act, if and when applicable to us, would provide that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock, that, if aggregated with all other shares of stock owned by the acquirer or shares of stock for which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise direct or indirect voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more, but less than one-third of all voting power;
•	one-third or more, but less than a majority of all voting power; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the direct or indirect acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the corporation’s receipt of demand to consider the voting rights of the shares. If no request for a special meeting is made, the corporation itself may present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may be able to redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

Duties of Directors with Respect to Unsolicited Takeovers. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond on behalf of the corporation to any proposal by a person seeking to acquire control of the corporation, (b) make a determination under the Maryland business combination or control share acquisition statutes described above, or (c) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Listing

Shares of Common Stock are listed on the NYSE under the symbol “OHI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.